Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES OBTAINS FAVOURABLE PRELIMINARY DRILLING RESULTS ON ITS WASAMAC PROPERTY; DRILLING PROGRAM EXPANDED TO 15,000 METRES.

MONTREAL, Quebec, Canada, August 31, 2010 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to provide preliminary drilling results for its Wasamac exploration property.

Highlights:

  Results obtained to date support planned reassessment of existing resources with a lower cut-off grade approach;

  7 of the 8 holes completed to date intercepted mineralized zones of more than 8 metres true width;

  Drilling campaign being expanded by 5,000 metres, bringing total planned campaign to 15,000 metres; 3rd drill being added to expedite broadened drilling program;

  Remaining drilling will also involve deeper holes, in order to test the extension of the mineralized zone at depth.

Richmont resumed drilling on this property in May 2010, with the goal of reassessing existing resources with a lower cut-off grade approach and verifying mineralisation continuity. Drilling to date has identified several promising intercepts (detailed in the table below) that corroborate this plan, namely 3.59 g/t Au over 12.5 metres in hole WS-10-27, 6.46 g/t Au over 9.33 metres in hole WS-10-30, 4.62 g/t Au over 10.56 metres in hole WS-10-33, and 3.44 g/t Au over 8.38 metres in hole WS-10-34.

Summary of Wasamac Drill Results (1)

Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Grade (g/t Au)	Vertical Depth of Intersection (metres)
WS-10-27	848 including including	740.41 740.41 752.52	758.21 749.20 758.21	12.50 6.16 4.00	3.59 3.64 5.20	748
WS-10-28	322	250.37	255.25	4.74	1.09	197
WS-10-29	399 including including	325.10 325.10 334.30	344.70 331.50 344.70	15.13 4.95 8.02	2.42 1.30 3.47	328
WS-10-30	743	638.50 654.36	647.30 666.11	6.96 9.33	2.77 6.46	621 638
WS-10-31	381 including	276.20 301.33 313.32 319.00	280.02 308.25 327.00 327.00	2.93 5.32 10.54 6.16	1.49 0.82 2.59 4.03	274 300 315
WS-10-32	396 including	298.69 302.04	314.20 310.48	12.01 6.53	2.23 3.43	300
WS-10-33	651	572.52	584.50	10.56	4.62	528
WS-10-34	571	487.89	497.81	8.38	3.44	464
	including	491.64	497.37	8.38	4.85
Metres drilled:	4,311
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.

RICHMONT MINES OBTAINS FAVOURABLE PRELIMINARY DRILLING RESULTS ON ITS WASAMAC PROPERTY; DRILLING PROGRAM
EXPANDED TO 15,000 METRES
August 31, 2010
Page 2 of 3

As detailed in the table, a total of 4,311 metres of drilling has been completed, and results have been obtained from eight completed holes. Approximately fifteen additional holes are planned over 10,000 metres. The objective of these holes is to verify mineralization continuity and to test the extension of the known mineralized zone at depth. Complete assay results from the drilling program are expected in the fourth quarter of 2010.

President and CEO Martin Rivard commented: “We are very pleased with the drilling results we have obtained to date, as they support our plan to reassess the Wasamac resources using a lower cut-off grade approach. As a result, we have increased the size of this drilling campaign to 15,000 metres, and will be bringing a third drill to the site to help expedite the program. While this first phase of drilling confirms our geological interpretations of Wasamac, we hope that this next phase of the drilling confirms the extension of the zone at depth. We look forward to providing our shareholders and the market with complete results from this program, as the Wasamac property is a promising asset for Richmont.”

Additional details about the Wasamac Property
This 7.58 km2 (757.65 hectare) property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, and is less than 10 km east of the Company’s Francoeur Mine.

The past-producing Wasamac Mine, located on the property, produced a total of 1,892,448 metric tonnes at an average grade of 4.16 g/t Au, between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

The Francoeur-Wasa Shear, the most favourable geological target in this area, runs through the center of the property, with an east-west trend (260 degrees) and a northern dip between 50–55 degrees. The mineralization, which remains open at depth, is closely associated with very fine pyrite disseminations within sheared and altered volcanic rocks.

Over the 2002-2004 period, 13,754 metres of surface drilling resulted in estimated Inferred Resources of 1,282,000 tonnes, grading 6.92 g/t Au, for 285,200 ounces of gold.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (R 43-101)
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by R 43-101, an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

RICHMONT MINES OBTAINS FAVOURABLE PRELIMINARY DRILLING RESULTS ON ITS WASAMAC PROPERTY; DRILLING PROGRAM
EXPANDED TO 15,000 METRES
August 31, 2010
Page 3 of 3

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Stephanie Weinstein
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 227
E-mail: jaitken@richmont-mines.com	E-mail: stephanie.weinstein@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com